UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-X/A

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): MINERA ANDES INC.

B.	(1) This is [check one]

☐ an original filing for the Filer

☒ an amended filing for the Filer

(2) Check the following box if you are filing the Form F-X in paper in accordance with

Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant MINERA ANDES INC.

Form type Form 40-F

File Number (if known) 000-22731

Filed by MINERA ANDES INC.

Date Filed April 30, 2007

D.	The Filer is incorporated or organized under the laws of

                     Alberta, Canada

and has its principal place of business at

         Bay Wellington Tower
         181 Bay Street, Suite 4750
         P.O. Box 792
         Toronto, Ontario
         Canada M5J 2T3
         Telephone: (647) 258-0395

E.
The Filer designates and appoints SecuritiesLawUSA, PC (“Agent”) located at 1875 Century Park East, 6th Floor, Los Angeles, California 90067, Telephone (310) 407-8626, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)
any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (ii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iii) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.
The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which the Form 40-F relates has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.
The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 40-F, the securities to which the Form 40-F relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Country of Canada, this 12th day of December, 2011.

MINERA ANDES INC.

By:	/s/Nils Engelstad
Name: Nils Engelstad
Title: Vice President, Corporate Affairs

This statement has been signed by the following person in the capacity and on the date indicated.

SECURITIESL AWUSA, PC
as Agent for Service of Process for Minera Andes Inc.

By:	/s/J. Brad Wiggins
Name: J. Brad Wiggins
Title: Chief Executive Officer Date: December 12, 2011